LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

21 November 2006

Securities & Exchange Commision
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 November 2006, Re: Lion Industries Corporation Berhad ("LICB") - Debt and Corporate Restructuring Exercise of LICB Group ("LICB Scheme") - Proposed Variation to: 1.1) Redemption Date of The Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of The Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

RECEIVED
2006 DEC 13 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Lion Industries Corporation Berhad
* Stock name : LIONIND
* Stock code : 4235
* Contact person : Wong Phooi Lin
* Designation : *Secretary*

* Type : ● Announcement ○ Reply to query
* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LICB GROUP ("LICB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS").

* **Contents :-**

1. Introduction

Reference is made to the announcement of 19 March 2003 made by LICB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the LICB Group to the LICB Scheme Creditors.

In connection with LICB's commitment to the Bondholders and SPV Debt Holders pursuant to the LICB Scheme, the Board of Directors of LICB wishes to announce that the LICB Group had issued notices of meetings dated 20 November 2006 to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and the approval of the relevant Bondholders and SPV Debt Holders to vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2006 ("Proposed Variation").

2. Details of the Proposed Variation

2.1 The redemption date of 31 December 2006 for the Bonds ("Redemption Date") at the redemption amounts ("Redemption Amount") as set out in Column II of Table I-Bonds below is proposed to be varied to the proposed redemption dates ("Proposed Redemption Date") and at the proposed redemption amounts ("Proposed Redemption Amount") as more particularly set out in Column III of Table I-Bonds.

2.2 The repayment date of 31 December 2006 for the SPV Debts ("Repayment Date") at the repayment amounts ("Repayment Amount") as set out in Column II of Table II-SPV Debts below is proposed to be varied to the proposed repayment dates ("Proposed Repayment Date") and at the proposed repayment amounts ("Proposed Repayment Amount") as more particularly set out in Column III of Table II-SPV Debts.

2.3 Late payment interest will be paid to the Bondholders and SPV Debt Holders at the rate of one per

LION INDUSTRIES CORPORATION BERHAD (415-D)

20 NOV 2006

Secretary

cent (1%) per annum above the relevant yield to maturity on the Bonds and SPV Debts in respect of the Redemption Amount/Repayment Amount from the Redemption Date/Repayment Date to the date of actual payment.

3. **Approval for the Proposed Variation**

The Proposed Variation requires approval from:

(a) the Securities Commission ("SC");

(b) the Bondholders and SPV Debt Holders at the respective meetings to be convened; and

(c) the Bank Negara Malaysia ("BNM") in respect of the SPV Debts.

The meetings of the Bondholder and SPV Debt Holders are scheduled to be held on 15 December 2006.

The approval from the SC and BNM shall be obtained by 30 June 2007, failing which, the consent of the Bondholders and the SPV Debt Holders would be deemed to have lapsed.

4. Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the LICB Scheme shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I - Bonds

Column I Category	***Column II*** Redemption Date and Redemption Amount (RM)		***Column III*** Proposed Redemption Date and Proposed Redemption Amount (RM)	
Class B	31 December 2006	182,488,753	31 December 2006	3,088,819
			31 March 2007	18,532,915
			30 June 2007	58,687,564
			31 October 2007	34,594,775
			31 December 2007	67,584,680

Table II-SPV Debts

Column I Category	***Column II*** Repayment Date and Repayment Amount (USD)		***Column III*** Proposed Repayment Date and Proposed Repayment Amount (USD)	
Class B (a)	31 December 2006	5,906,163	31 December 2006	99,968
			31 March 2007	599,809
			30 June 2007	1,899,396
			31 October 2007	1,119,644
			31 December 2007	2,187,346
Class B (b)	31 December 2006	9,461,173	31 December 2006	160,141
			31 March 2007	960,844
			30 June 2007	3,042,671
			31 October 2007	1,793,573
			31 December 2007	3,503,944
Class B (c)	31 December 2006	15,567,838	31 December 2006	263,503
			31 March 2007	1,581,015
			30 June 2007	5,006,547
			31 October 2007	2,951,227
			31 December 2007	5,765,546

LION INDUSTRIES CORPORATION BERHAD (415-D)

20 NOV 2006


Secretary

Note : The above figures are arrived at based on the exchange rate of RM3.65 : USD1.00 and are set out solely for illustration purposes only. Any differences between the aforesaid illustrated amounts and the redemption/repayment amount of the Bonds and SPV Debts on 31 December 2006 shall be adjusted on actual date of redemption/repayment and the differential amount(s) shall be brought forward to the deferred redemption/repayment amount(s) due on 31 December 2007.

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

20 NOV 2006